Exhibit 99.1

Challenger Energy Corp.

Consolidated Financial Statements

For the three months ended March 31, 2008

(unaudited)

Challenger Energy Corp.

Consolidated Balance Sheets

($CDN)

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	$13,606,424	$4,944,175
Accounts receivable	165,577	125,998
Prepaids	42,059	5,500
	13,814,060	5,075,673

Petroleum and natural gas properties (Note 4)	41,296,827	28,228,964
	$55,110,887	$33,304,637

LIABILITIES
Current
Accounts payable and accruals	$4,417,518	$11,313,969
	4,417,518	11,313,969

Asset retirement obligation	3,621	3,541
	4,421,139	11,317,510

Shareholders’ Equity
Share capital (Note 5b)	48,753,023	18,188,334
Warrants (Note 5e)	1,838,253	243,316
Special Warrants (Note 5f)	—	3,063,162
Contributed surplus (Note 6)	8,515,907	8,008,940
Deficit	(8,417,435)	(7,516,625)
	50,689,748	21,987,127
Going Concern (Note 1)
Related party transactions (Note 10)
Commitments and contingencies (Note 11)
	$55,110,887	$33,304,637

Approved on behalf of the Board of Directors:

(signed) “Michael Hibberd”
Michael Hibberd

(signed) “Dan MacDonald”
Dan MacDonald

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Loss, Comprehensive Loss & Deficit

For the three months ended

($CDN)

	March 31, 2008	March 31, 2007
Revenue
Oil and natural gas sales	$59,974	$43,250
Royalties net of royalty tax credit	(13,981)	(15,944)
Net Production Revenue	45,993	27,306

Interest on deposits	57,019	98,995
	103,012	126,301

Expenses
Stock-based compensation	588,614	516,907
Office and administration	223,528	116,880
Professional fees	113,314	111,840
Listing fees	39,040	44,711
Depletion, depreciation and accretion	28,333	28,109
Miscellaneous	4,739	4,835
Production and operating costs	964	931
	998,532	824,213

Net loss from operations	(895,520)	(697,912)
Foreign exchange loss	(5,290)	(87,960)
Net loss & comprehensive loss	(900,810)	(785,872)

Deficit at beginning of year	(7,516,625)	(3,072,271)
Deficit at end of period	$(8,417,435)	$(3,858,143)

Loss per share (Note 7)	$(0.03)	$(0.03)

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statements of Cash Flows

For the three months ended

($CDN)

	March 31, 2008	March 31, 2007
Cash provided by (used for) the following:
Operating
Net loss	$(900,810)	$(785,872)
Items not involved in cash for operations
Foreign exchange loss	5,290	87,960
Depletion, depreciation and accretion	28,333	28,109
Stock-based compensation	588,614	516,907
Change in non cash working capital	39,285	(170,741)
	(239,288)	(323,637)

Financing
Issue of Common Shares (net of issue costs)	29,002,895	894,658
	29,002,895	894,658

Investing
Acquisition of petroleum and natural gas properties	(13,082,962)	(60,903)
Change in non cash working capital	(7,013,106)	—
	(20,096,068)

Increase in cash and cash equivalents	8,667,539	510,118

Foreign exchange loss	(5,290)	(87,960)
	8,662,249	422,158

Cash and Cash Equivalents at Beginning of Period	4,944,175	8,490,137
Cash and Cash Equivalents at End of Period	$13,606,424	$8,912,295

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

1.             Basis of Presentation

The unaudited interim consolidated financial statements of Challenger Energy Corp. have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2007. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007 except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements.

Going Concern and Economic Dependence

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange and the American Stock Exchange. As at March 31, 2008, the Company is in the process of drilling its second exploration well in Trinidad and Tobago with its joint venture partner (operator) and has not yet determined whether these properties contain reserves that are economically recoverable. The Company’s ability, at March 31, 2008, to fulfill its estimated commitments on the three well Block 5(c) exploration program is dependant on its ability to obtain borrowing and/or financings from third parties sufficient to meet its current and future obligations.

The Company’s ability to continue to participate in the Participation Agreement, and any future participation in the Trinidad Participation Agreement and the Farm-out Agreement is entirely dependent on Canadian Superior Energy Inc., fulfilling its obligations and meeting the terms of its contracts with the respective governments. The Company’s contracts are with Canadian Superior Energy Inc. and the respective governments have no obligations to Challenger Energy Corp. During the period ended March 31, 2008, 100% of Challenger’s investing activities were in respect to Challenger Energy Corp. paying 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the production-sharing contract between Canadian Superior Energy Inc. and the Government of Trinidad and Tobago. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, Canadian Superior fulfilling its obligations and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of commitments (see note 10) in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due. The Company’s ability to continue as a going concern is dependent upon its ability to continue to obtain borrowings and/or financings from third parties sufficient to meet current and future obligations. These financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

2.             Changes in Accounting Policies

Standards of Financial Statement Presentation

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management must take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. There was no impact to previously reported financial statements as a result for the implementation of these new standards (see Note 1 for disclosure).

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

2.             Changes in Accounting Policies (continued)

Financial Instruments and Capital Disclosures

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaces section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result for the implementation of these new standards (see Note 3 for Capital Disclosures and see Note 9 for Financial Instruments).

Harmonizing Of Canadian and International Standards

In March 2006, the Accounting Standards Board of the CICA released its new strategic plan which will abandon Canadian GAAP and affect a complete convergence to the International Financial Reporting Standards. At the end of a transitional period of approximately five years, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting for public companies. The Company will closely monitor changes arising from this proposed convergence.

3.             Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance it exploration activities, general and administrative expenses and working capital requirements. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible. This requires estimates of cash requirements to meet its obligations on exploration wells. Estimates may be higher or lower than actual costs that will be incurred.

Initially, the Company had funded its activities through private placements and public offerings of common shares and warrants. The Company will continue to fund its activities through public offerings of equity as cash on hand and cash generated through operations are not sufficient to fund Challenger’s remaining objectives with respect to funding its commitment to fund 1/3rd of the costs to be incurred in the Block 5(c) exploration program of three exploration wells offshore Trinidad.

The Company has no debt and no credit facilities available.

The capital management objective of the Company remains the same as that of previous years.

The Company is not subject to any capital requirements imposed by any regulators.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

4.             Petroleum and Natural gas Properties

	Canada	Trinidad	Total
Petroleum and natural gas properties	$577,223	$27,947,091	$28,524,314
Less: accumulated depreciation, depletion, and amortization	(237,063)	(58,287)	(295,350)
Balance at December 31, 2007	$340,160	$27,888,804	$28,228,964

Petroleum and natural gas properties	$578,454	$41,041,978	$41,620,431
Less: accumulated depreciation, depletion, and amortization	(265,316)	(58,287)	(323,603)
Balance at March 31, 2008	$313,138	$40,983,691	$41,296,827

At March 31, 2008 the Company has excluded $40,983,691 (December 31, 2007 – 27,888,804) of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago. This total excluded from costs subject to depletion includes an accrual of $4,210,131 (December 31, 2007 -11,567,031). General and administrative expenses totalling $11,923 (March 31, 2007 - $74,015) were directly related to exploration and development activities and have been capitalized for the period ended March 31, 2008. The Company had invested $58,287 in a bid package on a separate block in Trinidad however it decided not to pursue this and fully depreciated this in the fourth quarter of 2006.

5.             Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b) Issued share capital:

	Number	Amount
Common shares
Balance at December 31, 2006	31,344,008	$16,753,896
Warrants Exercised (e)	923,512	1,328,898
Options Exercised (d)	510,000	105,530
Balance at December31, 2007	32,777,520	18,188,334
Public Offering	7,800,000	29,640,000
Issue Costs		(2,373,355)
Special Warrants Exercised (f)	1,875,027	3,063,162
Warrants Exercised (e)	225,000	16,313
Options Exercised (d)	100,000	218,569
Balance at March 31,2008	42,777,547	$48,753,023

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

5.             Share capital (continued)

At March 31, 2008, a total of 4,035,000 common shares were held in escrow (December 31, 2007: 3,960,000) and are scheduled for release as follows:

Number
Common Shares in Escrow at March 31, 2008	4,035,000
June 9,2008	(2,017,500)
December 9, 2008	(2,017,500)
Common Shares in Escrow at December 31, 2008	—

c) Preferred shares

Preferred shares may be issued in one or more series, and the Directors are authorized to fix the number of shares in each series and to determine the designations, rights, privileges, restrictions, and conditions attached to the shares of each series.

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants. The stock option plan was amended by the shareholders of the Company on May 30, 2006 where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares. These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

			Weighted
		Weighted	Average
	Number of	Average	Expiry
	Options	Exercise price	(years)
Balance, December 31, 2006	5,220,000	$1.47	4.0
Exercised	(510,000)	0.14	2.3
Granted	980,000	2.50	4.5
Forfeited	(20,000)	2.25	3.1
Balance, December 31, 2007	5,670,000	$1.77	3.3
Exercised	(100,000)	1.25	2.9
Forfeited	(50,000)	2.25	3.3
Balance, March 31, 2008	5,520,000	$1.76	3.1

In respect to the shares options outstanding, 3,939,600 were exercisable at March 31, 2008 (December 31, 2007: 3,321,400).

Details of stock options outstanding at March 31, 2008 are as follows:

	Exercise	Expiry
Number	Price	Date	Exercisable
1,000,000	$0.10	2010	1,000,000
250,000	0.25	2010	250,000
75,000	1.95	2012	25,000
380,000	2.10	2011	195,000
2,760,000	2.25	2011	1,949,600
150,000	2.29	2011	150,000
750,000	2.50	2012	250,000
155,000	2.74	2012	120,000
5,520,000			3,939,600

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

5.             Share capital (continued)

e)     Share Purchase Warrants issued:

In March 2008 the Company completed a best efforts public offering. On March 6, 2008, the Company issued 6,956,525 units (“Units”) priced at $4.00 per Unit, each Unit consisting of one common shares and one half-warrant. On March 28, 2008 the agents closed on an additional 843,475 common shares at a price of $3.80 per common share and 521,737 common share purchase warrants at a price of $0.40 per warrant (or $0.20 per half warrant) pursuant to an over-allotment option granted to the Agents (allowing the purchase of one common share at $3.80 and/or one half warrant at $0.20) in connection with the offering. In this best efforts public offering the Company raised gross proceeds of approximately $31.2 million, issuing a total of 7,800,000 common shares and 4,000,000 whole warrants in March 2008. Each whole warrant entitled the holder to purchase a common share until March, 2010 at a price of $4.40 per common share. The weighted average fair value per each warrant was estimated to be $0.40.

In the year ended December 31, 2006, the Company issued 8,644,444 units, for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering. Each $2.25 unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitled the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share. The weighted average fair value per each warrant was estimated to be $0.77. On December 18, 2006 the TSX Venture exchange consented to the extension of the expiry date for these warrants to February 28, 2007.

The Company calculated the fair value of the warrant extension using the Black Scholes option pricing model was estimated to be $0.05 per warrant or $177,211.

Details of warrants outstanding at March 31, 2008 are as follows:

	Number of Warrants	Amount ($ )	Weighted Average Exercise Price ($ )	Weighted Average Expiry (years)

Balance at December 31, 2006	5,722,222	3,600,589	2.12	0.7
Stock based compensation		11,157	—	—
Warrants exercised	(923,512)	(309,250)	1.10	0.5
Warrants expired	(3,998,710)	(3,059,180)	2.75	0.0
Balance at December 31, 2007	800,000	243,316	0.18	2.5
Issued Warrants in public offering	4,000,000	1,600,000	0.40	1.9
Warrants exercised	(225,000)	(5,063)	0.05	1.9
Balance at March 31, 2008	4,575,000	1,838,253	0.38	2.0

At March 31, 2008, a total of 225,000 warrants were held in escrow (in respect to these $0.25 warrants a total of 575,000 are outstanding at March 31, 2008) and are scheduled for release in accordance with the release schedule outlined for common shares; 112,500 warrants on each date as outlined in note 5(b).

f)  Special Warrant Subscriptions

On or about November 29, 2007, the Company entered into special warrant agreements where each Special Warrant was exchangeable into one common share. These special warrants were purchased for Cdn$1.80 per Special Warrant. The company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887. These special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of short form prospectus on January 16, 2008.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

6.             Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2006	$1,850,235
Warrants Expired (Note 5e)	3,059,180
Stock Based Compensation	3,132,555
Options Exercised (Note 5d)	(33,030)
Balance at December 31, 2007	$8,008,940
Stock Based Compensation	600,537
Options Exercised (Note 5d)	(93,570)
Balance at March 31, 2008	8,515,907

7.             Loss per share

The basic weighted average number of shares for the period ended March 31, 2008, is 35,532,787 (period ended March 31, 2007 - 31,519,884). Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

8.             Stock-based compensation

During the period ended March 31, 2008, no options (period ended March 31, 2006 – nil) were granted. The options remaining at March 31, 2008 vest over a period of one to three years, and expire five years from the issue date. During the period ended March 31, 2008, $600,537 (period ended March 31, 2007 – $527,051) of stock based compensation was recognized with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

9.             Financial instruments

a)  Fair values of financial instruments

The Company’s financial instruments at March 31, 2008 include cash, accounts receivable, accounts payable and accrued liabilities, bank debt and convertible debentures. The fair values of these financial instruments approximate their carrying value due to the short-term nature of those instruments. The carrying and fair values of the Company’s financial instruments as at March 31, 2008 are as follows:

	Carrying Value	Fair Value
Financial Assets
Held-for-trading:
Cash	$13,606,424	$13,606,424
Loans and receivables:
Accounts receivable	165,577	165,577
Financial Liabilites
Other financial liabilities:
Accounts payable and accrued liabilities	4,417,518	4,417,518

As at each reporting period the Company will assess whether a financial asset, other than those classified as held-for-trading is impaired. Any impairment loss will be included in earnings for the period.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

9.             Financial instruments (continued)

b)  Risks associated with Financial Assets and Liabilities

The Company as part of its operations carries a number of financial instruments. It is management’s opinion that the Company is not exposed to significant interest rate, credit concentration, or foreign currency risks arising from these financial instruments except as otherwise disclosed.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. The Company is exposed to interest rate risk primarily through its cash holdings.

Credit concentration risk

The Company currently generates a minor amount of revenue from Alberta gas production. Accounts receivable from one customer in connection with oil and gas production represents 48.9% (December 31, 2007 – 54.6%) of total accounts receivable as at March 31, 2008. The Company believes that there is minimal risk associated with the collection of these amounts.

Foreign currency risk

The Company is exposed to foreign currency fluctuations in relation to cash, certain accounts receivable and accounts payable which are denominated in U.S. dollars. In addition, the Company has certain commitments denominated in U.S. dollars as described in note 11. As at March 31, 2008 and December 31, 2007, the following items are denominated in U.S. currency:

	2008	2007
Cash	$70,309	$4,805,487
Accrued liabilities	$4,099,446	$11,359,596
Accounts payable	$18,401	$9,061

10.          Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and director of the Company is also the Executive Chairman, and a Director of Canadian Superior. As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future. As at March 31, 2008, the Company has accrued $4.2 million U.S. dollars (as at December 31, 2007 - $9.3 million U.S. dollars) as owing to Canadian Superior in relation to its Participation Agreement in Block 5(c). Any improperly billed costs to Canadian Superior from its contractors have not been invoiced to the Company and will not be until resolution. A company controlled by a director of the Company earned $10,795 (period ended March 31, 2007 - $7,623) from a gross overriding royalty on revenue earned from the Company’s Innisfail well. At March 31, 2008, $5,523 (as at March 31, 2007 - $35,754) remains owing from a company controlled by a director of the Company.

In the period ended March 31, 2007 $8,250 was paid by the Company to Canadian Superior in respect to office rent and $30,079 for aircraft rentals and administrative support services at commercial terms to a company controlled by a Director of the Company, no such transactions occurred in the period ended March 31, 2008. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Challenger Energy Corp.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2008

11.          Commitments and contingencies

Challenger began activities in the Republic of Trinidad and Tobago with the execution of a participation agreement with Canadian Superior Energy Inc. in November 2004. The participation agreement provides the Company with the opportunity to earn a 25% interest in a production sharing contract covering the Block 5(c) offshore Trinidad by participating for 1/3rd of the cost of an exploration program consisting of three wells. The total estimate for the Company’s share of drilling costs of the first exploration well is estimated at $22.3 million (this figure may climb up to $26.1 million depending on resolution of costs in dispute between operator and contractors) and for the Company’s share of costs for testing and completion of the well is estimated at $8 million. The second well was spud on February 20, 2008 and the total estimate for the Company’s share of drilling and potential abandonment costs of the second well is estimated at $21.6 to $23.3 million. As of March 31, 2008, the Company has funded $35.8 million towards its obligations towards the Block 5(c) Participation Agreement and has accrued further obligations of $4.2 million towards Company’s share of drilling costs. The estimate for Challenger’s share of the drilling and potential abandonment costs of the three well commitment is $70 million (with potential testing costs of $6 to $8 million per well). For each of the three wells, the actual costs to fund the Company’s one-third share is unknown to date and can only be estimated. The actual funding costs may be higher or lower. The obligations to Canadian Superior are due in US dollars and therefore, the Company’s projected funding obligation is subject to the actual costs incurred by Canadian Superior and fluctuations in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) (described in Note 1 of the Company’s annual financial statements), Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties. Accordingly, through the reverse take-over and a merger with Global, the Company is a party to the litigation. The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit. The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.

12.          Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.